January 30, 2024 Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549 Attention: Mr. Brian Szilagyi, Ms. Anu Dubey and Ms. Eileen Smiley

            One International Place

            40th Floor

            100 Oliver Street

            Boston, MA 02110-2605

            +1 617 728 7100 Main

            +1 617 426 6567 Fax

            www.dechert.com

            STEPHANIE CAPISTRON

            STEPHANIE.CAPISTRON@DECHERT.COM

            +1 617 278 7127 DIRECT

Re: Virtus Asset Trust and Virtus Equity Trust (each, a “Registrant” and collectively, the “Registrants”)

(File Nos. 333-276036 and 333-276018, respectively)

Dear Mr. Szilagyi and Mmes. Dubey and Smiley:

This letter responds to the comments you provided to me in telephonic discussions on January 29, 2024 with respect to your review of the Registrants’ Registration Statements filed on Form N-14 under the Securities Act of 1933, as amended, (the “Registration Statements”) in connection with (1) the reorganization of Virtus Vontobel Global Opportunities Fund, a series of Virtus Opportunities Trust, with and into Virtus SGA Global Growth Fund, a series of Virtus Equity Trust (the “Global Opportunities Reorganization”), which was filed on December 13, 2023, and (2) the reorganization of Virtus Vontobel Foreign Opportunities Fund, a series of Virtus Opportunities Trust, with and into Virtus SGA International Growth Fund, a series of Virus Asset Trust (the “Foreign Opportunities Reorganization” and together with the Global Opportunities Reorganization, the “Reorganizations”), which was filed on December 14, 2023. We have reproduced your comments below, followed by the Registrants’ responses. Capitalized terms have the meanings attributed to such terms in the Registration Statements.

Accounting Comments Applicable to Both Reorganizations

Comment 1.	With respect to each Reorganization, please confirm whether the Acquired Fund has expenses that could be recouped in the future and whether the Adviser’s ability to recoup such expenses will carry over to the Acquiring Fund. Please note that it is the Staff’s view that the expenses of the Acquired Fund subject to recapture cannot be carried over to the Acquiring Fund.

Response 1.	The Registrants confirm that, with respect to each Reorganization, the Acquired Fund currently has expenses that could be recouped in the future. However, the Registrants confirm that the Adviser’s ability to recoup such expenses will not carry over to the Acquiring Fund in either Reorganization.

Comment 2.	With respect to each Reorganization, please specify which line item in the fee table reflects the potential recapture of previously waived expenses.

Response 2.	The Registrants confirm that there are no previously waived amounts being recaptured by the Adviser from the Fund. Therefore, the Registrants respectfully submit that the fee table in each Registration Statement is accurate in that no such amounts are included.

Comment 3.	The Staff notes that the periods specified in the paragraph preceding the Fee Tables have changed. Please confirm if the expense information has changed.

Response 3.	The Registrant confirms that the periods included in the referenced disclosure have been corrected, but the expense information has not changed.

Accounting Comments Applicable to the Foreign Opportunities Reorganization

Comment 1.	Regarding Comment 6 in the in the response letter submitted on January 26, 2024, please confirm that the terms and rates of the expense limitation agreement in place through January 1, 2025 are the same as those reflected in the agreement ending January 31, 2024.

Response 1.	The Registrant confirms that the terms and rates of the expense limitation agreement in place through January 31, 2025, with respect to the Acquired Fund are the same as those reflected in the agreement ending January 31, 2024.

Comment 2.	Please confirm the performance information for Class A Shares of the Acquiring Fund is accurate.

Response 2.	The Registrant has revised the performance information presented for Class A Shares of the Acquiring Fund and confirms that the revised information is accurate.

Legal Comments Applicable to the Global Reorganization

Comment 1.	As of the most recent date practicable, (a) please disclose an estimate of the amount of securities to be sold (as a percentage of the portfolio), (b) please quantify in dollars and basis points the brokerage costs incurred to sell or purchase target portfolio securities (as of a specified date), and (c) please disclose the tax effects of portfolio repositioning including any capital gains distributions resulting from the generation of capital gains due to sales of target portfolio securities. The capital gains distribution should be quantified in dollars and on a per share basis.

Response 1.	The Registrant has updated the Registration Statement in accordance with this comment as follows (new disclosure underlined):

After the Reorganization, the value of your shares will depend on the performance of the Acquiring Fund rather than that of the Acquired Fund. The Board of Trustees of the Trusts believes that the Reorganization will benefit both the Acquiring Fund and the Acquired Fund. The costs of the Reorganization, including the cost of mailing this Prospectus/Information Statement, are estimated to be $155,000 and will be paid by the Acquiring Fund and the Acquired Fund, allocated pro rata based on assets under management. ~~It is anticipated that a substantial percentage~~ Based on the Acquired Fund’s holdings as of January 24, 2024, it is anticipated that approximately 75% of the portfolio of the Acquired Fund will be repositioned in connection with the Reorganization in order to align the Acquired Fund’s portfolio with that of the Acquiring Fund. Therefore, in addition to the costs of the Reorganization described above, the Funds (and, indirectly, their shareholders) will also incur costs related to repositioning the portfolio in the form of brokerage commissions and other trading related costs. Brokerage commissions and other trading-related costs are estimated to be approximately $102,000 in the aggregate, which would equal 0.026% of the assets of the Acquired Fund as of January 26, 2024, though this will depend on the size of the portfolio, the portfolio holdings and market conditions at the time the repositioning occurs. In addition, repositioning of the Acquired Fund’s portfolio in connection with the Reorganization will result in net realized capital gains, which will result in taxable distributions to shareholders before and/or after the date of the Reorganization. For more information about the tax consequences of repositioning, see “What will be the primary federal tax consequences of the Reorganization?” below. For more information about the Board of Trustees’ decision to approve the Reorganization, see “Reasons for the Reorganization” below.

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~~Even if the Reorganization is a tax-free reorganization for federal income tax purposes, repositioning of a Fund’s portfolio in connection with the Reorganization may result in net realized capital gains, which may result in taxable distributions to shareholders of the Funds either before and/or after the date of the Reorganization.~~ Based on the Acquired Fund’s holdings as of January 24, 2024, it is anticipated that approximately 75% of the portfolio of the Acquired Fund will be repositioned in connection with the Reorganization in order to align the Acquired Fund’s portfolio with that of the Acquiring Fund, which would generate an estimated net realized capital gain of $99,500,000 and a capital gains distribution of approximately $6.93 per share before and/or after the date of the Reorganization. The actual amount of any capital gain or loss to the Acquired Fund will depend on market conditions and portfolio holdings at the time the portfolio is repositioned and on the identity of the securities disposed of at that time, and so may differ from the estimate provided above.

Comment 2.	Under “How will the Reorganization affect me?”, where disclosure has been added regarding repositioning, please disclose the tax consequences associated with the repositioning.

Response 2.	The Registrant has updated the Registration Statement in accordance with this comment by adding the following under “How will the Reorganization affect me?” (new disclosure underlined):

In addition, repositioning of the Acquired Fund’s portfolio in connection with the Reorganization will result in net realized capital gains, which will result in taxable distributions to shareholders before and/or after the date of the Reorganization. For more information about the tax consequences of repositioning, see “What will be the primary federal tax consequences of the Reorganization?” below.

Comment 3.	Please confirm that the repositioning is not a result of investment restrictions of the Acquiring Fund (i.e., the Acquiring Fund could hold the securities of the Acquired Fund under its investment restrictions, but it is choosing not to).

Response 3.	The Registrant confirms that the repositioning is not a result of the investment restrictions of the Acquiring Fund.

Comment 4.	In the last paragraph of “What will be the primary federal tax consequences of the Reorganization?,” please revise the paragraph to reflect that repositioning will happen and will result in capital gains and taxable distributions to shareholders.

Response 4.	The Registrant has updated the Registration Statement in accordance with this comment as presented in response to Comment 1 under Legal Comments Applicable to the Global Reorganization.

Legal Comments Applicable to the Foreign Opportunities Reorganization

Comment 1.	Where “better efficiencies for the portfolio management team” are referenced, please insert “of the Acquiring Fund” after “team.”

Response 1.	The Registrant has updated the Registration Statement in accordance with this comment as follows (new disclosure underlined):

The Reorganization is expected to create better efficiencies for the portfolio management team of the Acquiring Fund by creating a fund of a larger scale which could expand the range investment opportunities for the Acquiring Fund, and will benefit shareholders of the Acquired Fund by exposing them to a high quality, high conviction investment strategy. However, immediately following the Reorganization, gross expenses will increase for shareholders of the Acquired Fund.

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The Reorganization will allow shareholders of the Acquired Fund to own a fund that is similar in style, and with a greater amount of assets. The Reorganization could create better efficiencies for the portfolio management team of the Acquiring Fund by increasing the amount of assets which could expand investment opportunities for the Fund.

Comment 2.	Where the disclosure states that the shareholders of the Acquired Fund will benefit from exposure to a “high quality, high conviction investment strategy,” please revise to reflect how this benefit is different from or not different from what the shareholders of the Acquired Fund are currently exposed to.

Response 2.	The Registrant has updated the Registration Statement in accordance with this comment as follows (new disclosure underlined):

The Reorganization is expected to create better efficiencies for the portfolio management team by creating a fund of a larger scale which could expand the range of investment opportunities for the Acquiring Fund, and will benefit shareholders of the Acquired Fund by ~~exposing them to a~~ providing them with continued exposure to a fund with a similar investment objective, mandate, and high quality, high conviction investment strategy. However, immediately following the Reorganization, gross expenses will increase for shareholders of the Acquired Fund.

Comment 3.	Where the disclosure states that the Acquiring Fund “will have a greater level of assets and achieve economies of scale,” please insert “may” before “achieve economies of scale.”

Response 3.	The Registrant has updated the Registration Statement in accordance with this comment as follows (new disclosure underlined):

It is anticipated that the Reorganization will result in better operating efficiencies for the Acquiring Fund. Upon the reorganization of the Acquired Fund into the Acquiring Fund, operating efficiencies may be achieved by the Acquiring Fund because it will have a greater level of assets and may achieve economies of scale, resulting in potentially lower management and administrative costs in the future.

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at(617) 728-7127 if you wish to discuss this correspondence further.

Very truly yours,

/s/ Stephanie Capistron

Cc: Kimberley Church